UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Brookfield Reinsurance Ltd.

(Name of Issuer)

Class A Exchangeable Limited Voting Shares

(Title of Class of Securities)

G16250105

(CUSIP Number)

Kathy Sarpash

Partners Value Investments LP

Brookfield Place, 181 Bay Street, Suite 210

Toronto, Ontario M5J 2T3, Canada

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G16250105

1	NAMES OF REPORTING PERSONS PARTNERS VALUE INVESTMENTS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ – Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,047,566*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,047,566*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,047,566*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Items 4 and 5 of this Amendment No. 1 for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

CUSIP No. G16250105

1	NAMES OF REPORTING PERSONS PARTNERS VALUE INVESTMENTS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ – Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,047,566*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,047,566*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,047,566*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Items 4 and 5 of this Amendment No. 1 for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed by the Reporting Persons to report the acquisition by PVI Inc. and one of its controlled affiliates of class A-1 exchangeable non-voting shares (the “Class A-1 Exchangeable Shares”) of the Issuer.

Information and defined terms reported in the original Schedule 13D (the “Original Schedule 13D”) remain in effect except to the extent that they are amended or superseded by information contained in this Amendment No. 1.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby supplemented to include the information set forth in Items 4 and 5 of this Amendment No. 1.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented to include the following:

On October 11, 2023, the Issuer commenced an offer (the “Offer”) to exchange up to 40,000,000 class A limited voting shares of Brookfield Corporation (“Brookfield Class A Shares”) for newly-issued Class A-1 Exchangeable Shares, which are (i) exchangeable into Brookfield Class A Shares; and (ii) convertible into Class A Exchangeable Shares, in each case on a one-for-one basis. The Offer expired on November 13, 2023 and closed on November 16, 2023.

PVI Inc. and one of its controlled affiliates tendered an aggregate 14,111,461 Brookfield Class A Shares to the Offer and received in the aggregate 14,111,461 Class A-1 Exchangeable Shares in exchange for such tendered Brookfield Class A Shares upon closing of the Offer. The Class A-1 Exchangeable Shares are convertible at the option of the holder into Class A Exchangeable Shares on a one-for-one basis; provided that no holder is permitted to convert its Class A-1 Exchangeable Shares, and the Issuer will not authorize or effect any conversions of Class A-1 Exchangeable Shares, unless the requesting holder has provided satisfactory evidence to the Issuer, that either (i) it and its affiliates will not, after giving effect to the conversion, directly or indirectly, beneficially own, control or hold with the power to vote more than 9.9% of the Class A Exchangeable Shares or (ii) it and its affiliates have received all required regulatory approvals and consents or, if applicable exemptions or waivers, to beneficially own, control or hold with the power to vote more than 9.9% of the Class A Exchangeable Shares, as determined by the Issuer acting reasonably (the “Conversion Cap”). Therefore, the Reporting Persons are deemed to beneficially own 1,047,566 Class A Exchangeable Shares.

On or around November 24, 2023, PVI Inc. PVI LP, PVI Management Trust and Partners Limited intend to complete a plan of arrangement pursuant to the Business Corporations Act (Ontario) (the “Arrangement”) in order to reorganize the affairs of PVI LP. The principal objectives are simplifying the ownership of PVI Inc. and increasing the liquidity of PVI LP’s securities, by having the shareholders of Partners Limited together with PVI LP’s unitholders, becoming direct holders of limited partnership units of a new limited partnership named “Partners Value Investments L.P.” (“New PVI LP”). Though a series of steps in the Arrangement, an aggregate of 706,753 Class A Exchangeable Shares and 6,793,247 Class A-1 Exchangeable Shares will be distributed to New PVI LP equity holders of New PVI LP.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of Class A Exchangeable Shares held by the Reporting Persons to which this Schedule 13D relates is 1,047,566 Class A Exchangeable Shares, constituting approximately 9.9% of the Issuer’s currently outstanding Class A Exchangeable Shares. The percentage ownership of the Reporting Persons is based on an aggregate number of Class A Exchangeable Shares of 10,450,952 outstanding as of September 30, 2023, as disclosed in the Issuer’s interim report for the quarter ended September 30, 2023 filed with the Securities and Exchange Commission on November 13, 2023, plus 132,566 Class A Exchangeable Shares that may be issued to the Reporting Persons within 60 days from the date of this Amendment No. 1 upon conversion of 132,566 Class A-1 Exchangeable Shares held by the Reporting Persons as of November 16, 2023. The Reporting Persons beneficially own 14,111,461 Class A-1 Exchangeable Shares; however, due to the Conversion Cap, only 132,566 Class A-1 Exchangeable Shares owned by the Reporting Persons may be converted to Class A Exchangeable Shares as of the date of this Amendment No. 1. Due to the Conversion Cap, the number of Class A Exchangeable Shares that may be issued upon conversion of the Class A-1 Exchangeable Shares beneficially owned by the Reporting Persons may change from time to time and will depend upon the change in the number of Class A Exchangeable Shares that are outstanding, including upon the conversion by any other person of Class A-1 Exchangeable Shares into Class A Exchangeable Shares.

(c) Other than the transactions described in this Amendment No. 1, there have been no transactions by the Reporting Persons in the Class A Exchangeable Shares during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 20, 2023
PARTNERS VALUE INVESTMENTS INC.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash Title: Senior Vice President, General Counsel and Secretary

PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT TRUST

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash Title: Senior Vice President, General Counsel and Secretary